CONSENT OF AMEC AMERICAS LIMITED

We consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to AMEC Americas Limited's name in connection with, and to the use of information derived from, the technical report entitled "NI 43-101 Feasibility Study of the Rainy River Project, Ontario, Canada" and dated February 14, 2014 (the "Rainy River Technical Report"), included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2013 and we consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

On behalf of

AMEC Americas Limited

Bob Stanlake

Bob Stanlake

President, Mining and Metals

AMEC Americas Limited

Dated: 28th day of March 2014

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057